

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 6, 2009

<u>Via U.S. mail</u>

Mr. Dana Persson
President and Chief Executive Officer
Golden Oval Eggs, LLC
1800 Park Avenue East, P.O. Box 615
Renville, MN 56284

> **Re:** **Golden Oval Eggs, LLC**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed February 26, 2009**
> **File No. 0-51096**

Dear Mr. Persson:

     We have completed our review of the above referenced filing and your response letter and have no further comments at this time.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Madison

    <u>via facsimile</u>
Ronald D. McFall
(612) 373-8881